Mail Stop 3720

April 26, 2007

Mr. Philip M. Cohen
President and Chief Executive Officer
Medical Media Television, Inc.
8406 Benjamin Road
Suite C
Tampa, FL 33634

> **RE: Medical Media Television, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **File No. 333-105840**

Dear Mr. Cohen:

We have reviewed your supplemental response letter dated April 6, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 22, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations

1.   We note your responses to comments 1 and 2. You indicate that your production costs are in the development of all the content contained on all the DVDs provided under the subscriptions, not in development of a salable individual DVD item. However, we do not believe that this is an appropriate justification for recording these costs as operating expenses as incurred. Since the sale of subscriptions for programming contained on the DVDs is your primary source of revenues, we believe that the direct production costs of the programming/DVDs should be capitalized as part of inventory and amortized over the estimated subscription periods over which you will generate the related revenue. We also believe that amortization of these costs should be classified as cost of sales. Please revise or advise us in detail, addressing your consideration of SOP 00-2.

2.   Additionally, it is unclear what you mean by "the accounting for these sales for the year ended December 31, 2006 will appropriately reflect the treatment of EITF 00-21." Please

explain to us in detail how you have applied the guidance in EITF 00-21 in accounting for the sale of your stand-alone DVDs which you state are sold individually and independent of your subscriptions.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director